Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764
Additional Information and Where To Find It
The parties to the Agreement and Plan of Merger intend to file a registration statement that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s website at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated: Attention: Investor Relations, 1101 Pennsylvania Avenue, NW, Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, http://www.harman.com.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Harman’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.

Excerpts from analyst and investor conference call — April 26, 2007

Moderator	Ladies and gentlemen, thank you for standing by. Good morning, and welcome to the Harman International Industries Third Quarter Fiscal 2007 Earnings Release conference call. Now, at this point, all your phones lines are muted or in a listen-only mode. However, later during the conference, there will be opportunities for questions. As a reminder, today’s conference is being recorded.

Ladies and gentlemen, if I may have your attention, certain statements by the company during this call are forward-looking statements. These statements include the company’s beliefs and expectations as to future events and trends affecting the company’s business and are subject to risks and uncertainties. Persons participating on the call today are advised to review the reports filed by Harman International with the Securities and Exchange Commission regarding these risks and uncertainties.

With that being said, here with our opening remarks is Harman International Industries’ Executive Chairman and Chief Executive Officer, Dr. Sidney Harman. Please go ahead, Dr. Harman.

S. Harman	Good morning. Joining me in Washington, D.C., are Kevin Brown, our CFO, and Rob Ryan, our principal officer for Investor Relations. We report today on our third quarter results, and we will provide perspective on the balance of the year and the year ahead.

First to comment on the agreement we announced this morning, which merges Harman International into a new company to be financed by Kohlberg Kravis Roberts (KKR) and Goldman Sachs. The new company will carry the Harman International name. I will be its executive chairman and a substantial investor.

We think very well of the deal. It has been structured to provide shareholders with a substantial premium for their shares and, if they elect to do so, to retain a substantial portion of their investment in the company going forward. The deal rewards our loyal shareholders, a substantial number of whom have been ... for many years, and it recognizes the dedication, hard work and commitment of our people.

Until we have moved the transaction through the SEC and other legal processes, we are constrained in what we can say. However, a few highlights may be helpful. The company formed by KKR and Goldman will pay $120 cash for each Harman share in the merger transaction. Shareholders will have the right to elect to retain a portion of their Harman stock up to a maximum of 8.3 million shares in total. If shareholders elect to keep more than 8.3 million shares, the elections will be prorated. If shareholders elect fewer than 8.3 million shares, the remaining shares will be available to those shareholders who wish to pick up the unsubscribed shares in proportion to their original elections.

The agreement includes a go-shop provision under which the company is free for 50 days to consider without significant restriction any alternative bids. If a topping bid were received and successful during the 50-day period, the company would pay the KKR/Goldman group a $75 million break-up fee. After the 50-day period, a typical so-called no-shop structure and break-up fee would apply. We expect to file a copy of the agreement on a Form 8-K later today.

The KKR/Goldman Sachs group has asked me to continue as chairman of the board, and I am happy to do so. I have, as I have indicated, also committed to continue my proportionate ownership of Harman stock. If another bidder materializes, we will provide the opportunity to make an alternative proposal in accordance with the merger agreement. In the meantime, I assure you that management is committed to the continued growth and development of the company.

* * *

Moderator	Thank you. Next we’ll go to the line of Ronald Tadross with Bank of America Securities. Please go ahead.

N. Faron	Hello. This is General Nathan Faron. How did the transaction come about, and are there any interested parties as of now?

S. Harman	I’m sorry. I have to ask you to repeat the question. I had difficulty hearing.

N. Faron	I’m sorry. Regarding the KKR/Goldman transaction, I was wondering, how did this come about? Can you tell us that, and are there any other interested parties at present?

S. Harman	It came about, because they contacted us; and I cannot answer the second part of your question, because I do not know.

* * *

Moderator	Thank you. We’ll go to the line of Jon Rogers with Citigroup. Please go ahead.

J. Rogers	Good morning. I’m just wondering, it looks to me, according to our analysis, that this bid is a little light. Congratulations nonetheless, but is there something, Dr. Harman, as you’re sort of at the base of your growth curve; is there something that these partners give you that you couldn’t have gotten from the public market?

S. Harman	Jon, it’s a fair question, and I answer that in personal terms as well as generally. I think there is a very great deal. This particular organization carries with it, in my judgment, numbers of elements that I think of as gravitas. They are superbly funded. Lots of other organizations could make the same claim, but I think very, very well of the personnel in this organization. I think very well of their business acuteness. I think very well of the network that becomes available to us that is the consequence of their history and their competence. I must say that I think very well of the fact that Henry Kravis in particular will be a member of this board and actively engaged.

Now, beyond that somewhat personal comment, I’m a vigorous guy. I think you’d agree that I’m a vigorous guy, but you would damn well agree I’m a vigorous guy for a man three months removed from his 89th birthday. I have said that we have identified our CEO and we are in the process of negotiating the terms of his arrangements. There is neither certainty that that will get done, and all experience makes it clear that one cannot be absolutely certain that the consequence of that is going to be an easy path.

As I consider all of that, I consider it an obligation to find, if it is available in really solid terms, what I would think of as a safe, supportive harbor for the company and for its employees and for its customers and its suppliers. I think I have indicated to you in the early part of my answer that that is the reason I respond well to this particular firm.